

October 14, 2011

Via E-mail
Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

> **Re:** **ISA Internationale Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief